Filed by Affymetrix, Inc. Pursuant to Rule 425
Under the Securities Act of 1933

Commission File No. 000-28218

The following is a press release distributed by Affymetrix, Inc. on May 31, 2005.

Affymetrix
Investor Contact:
Doug Farrell
Vice President, Investor Relations
408-731-5285

Media Contact:
Wes Conard Director,
Public Relations
408-731-5791

Affymetrix Signs Agreement to Acquire
ParAllele BioScience

SANTA CLARA, Calif., May 31, 2005 – Affymetrix, Inc. (Nasdaq: AFFX) announced today that it has entered into a definitive agreement to acquire ParAllele BioScience, Inc., a privately held, South San Francisco-based company that provides assay technology for comprehensive genetic studies. Initially applied to genotyping, these highly flexible assays have the potential to be used in a broad variety of microarray applications.

When used with Affymetrix GeneChip® technology, ParAllele’s proprietary assay effectively gives researchers a powerful “molecular microscope” for examining the entire genome. Together these technologies offer scientists the ability to perform detailed analysis from several to tens of thousands of different sites in the genome, giving them the freedom to design virtually any experiment they want.

This acquisition builds on a successful two-year collaboration between Affymetrix and ParAllele that has enabled scientists to access more genomic information, in less time, and for less money, than ever before. By acquiring ParAllele, Affymetrix expects to strengthen its assay R&D capabilities, accelerate its development and commercialization of new products, and drive sales by opening new market opportunities.

“Together, Affymetrix and ParAllele have enabled new areas of science by offering products to explore the whole genome, as well as specific regions of interest,” said Stephen P.A. Fodor, Ph.D., Founder, Chairman and Chief Executive Officer of Affymetrix. “The potential for ParAllele’s technology goes far beyond genotyping. We will combine both companies’ technologies to accelerate discovery and product development in a wide variety of areas, from basic research to the clinic.”

“This is an exciting step for ParAllele. Affymetrix has been a vital collaborative partner in helping bring our proprietary technology to market,” said Tom Willis, Ph.D., Chief Scientific Officer and co-founder of ParAllele. “As one company, our customers will be able to take advantage of the most complete view of the genome possible with an expanded portfolio of integrated solutions.”

A key component of ParAllele’s technology is its proprietary Molecular Inversion Probe (MIP) assay. The MIP design allows up to tens of thousands of reactions to be multiplexed in a single tube with a high degree of accuracy and specificity. When combined with an Affymetrix GeneChip universal tag array, MIP technology provides scientists with unprecedented access to any area of the genome. This proven technology has been used successfully in the International Human Haplotype Mapping (HapMap) Project.

Affymetrix is paying approximately $120 million to acquire ParAllele, subject to certain adjustments, including changes in ParAllele’s working capital prior to closing. The merger consideration is intended to be paid in Affymetrix stock. The transaction is expected to close in the third quarter of 2005, subject to customary closing conditions and regulatory approvals.

As a result of the transaction, for fiscal 2005, Affymetrix expects to incur a merger-related charge for in-process research and development of approximately $15 million as well as operational charges in the range of $4 million to $7 million. These operational charges include non-cash amortization of about $2 million. The company expects this transaction to be financially neutral to its operating results in 2006 and accretive to net income in 2007.

Affymetrix will provide its financial guidance for the third quarter and fiscal year 2005 during the second quarter earnings call which is scheduled for July 21, 2005 at 2:00 PM PT. Affymetrix will provide dial-in information for this call by July 16, 2005.

Investor Conference Call
Affymetrix' management team will host a conference call on May 31 at 2:00 p.m. PT to discuss this announcement. A live webcast of the conference call can be accessed by visiting the Investor Relations section of the company’s website at www.Affymetrix.com. In addition, investors and other interested parties can listen by dialing domestic: (888) 396-2369, international: (617) 847-8710. The passcode for both is 59311756.

A replay of the conference call will be available starting on June 1, 2005 at 5:00 p.m. PT until June 8, 2005 at the following numbers: domestic: (888) 286-8010, international: (617) 801-6888; passcode for both: 88962518.

About Affymetrix
Affymetrix scientists invented the world's first microarray in 1989 and began selling the first commercial microarray in 1994. Since then, Affymetrix GeneChip® technology has become the industry standard in molecular biology research. Affymetrix technology is used by the world's top pharmaceutical, diagnostic and biotechnology companies as well as leading academic, government and not-for-profit research institutes. More than 1,200 systems have been shipped around the world and more than 3,000 peer-reviewed papers have been published using the technology. Affymetrix' patented photolithographic manufacturing process provides the most information capacity available today on an array, enabling researchers to use a whole-genome approach to analyze the relationship between genetics and health. Headquartered in Santa Clara, Calif., Affymetrix has subsidiaries in Europe and Asia in addition to manufacturing facilities in Sacramento, Calif. and Bedford, Mass. The company has about 900 employees worldwide. For more information about Affymetrix, please visit the company's website at www.Affymetrix.com.

About ParAllele BioScience:
ParAllele BioScience is accelerating healthcare breakthroughs by providing comprehensive genetic discovery solutions to the life science research, pharmaceutical and diagnostic sectors. The company's products and services utilize a unique approach that leverages novel biochemical processes rather than complex instrumentation to discover and analyze minute variations in the human genome. The understanding of how subtle genetic variations contribute to disease risk, prognosis and drug response will lead to new and more effective drugs, predictive diagnosis, and the ability to better tailor therapies to individual patients. To date, ParAllele has established research collaborations with multiple large pharmaceutical companies and prestigious academic and government institutions. Headquartered in South San Francisco, California, ParAllele BioScience was founded by a team of leading researchers from the Stanford Genome Technology Center and Uppsala University. The company's investors include Abingworth Management, Index Ventures, Mohr Davidow Ventures and Versant Ventures. For more information about ParAllele, please visit the company's website at www.ParAllelebio.com.

All statements in this press release that are not historical are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act as amended, including statements regarding Affymetrix' "expectations," "beliefs," "hopes," "intentions," "strategies," or the like. Such statements, including Affymetrix’ expectation that the transaction is expected to close in the third quarter of 2005, Affymetrix’ financial expectations and Affymetrix’ expectations that the transaction will accelerate product development and commercialization and drive microarray sales, are subject to risks and uncertainties that could cause actual results to differ materially for Affymetrix from those projected. These risks and uncertainties include, but are not limited to: (i) the possibility that the companies may be unable to obtain regulatory approvals required for the merger; (ii) the inability of Affymetrix to successfully integrate ParAllele’s business into its existing business in a timely and non-disruptive manner; (iii) the inability of Affymetrix to achieve expected synergies from the transaction, including revenue synergies; (iv) difficulty in retaining ParAllele’s employees following the transaction; (v) unexpected costs and charges associated with the acquisition, including the write-off of intangible assets; (vi) the possibility of an adverse impact to Affymetrix’ and ParAllele’s businesses as a result of uncertainty surrounding the acquisition; and (vii) other risks described in Affymetrix' Form 10-K for the year ended December 31, 2004 and other SEC reports, including its Quarterly Reports on Form 10-Q for subsequent quarterly periods. Affymetrix expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Affymetrix' expectations with regard thereto or any change in events, conditions, or circumstances on which any such statements are based.

Important Information For ParAllele Investors And Shareholders

Affymetrix will file a registration statement on Form S-4 containing a prospectus with the SEC in connection with its proposed acquisition of ParAllele. Affymetrix urges ParAllele’s investors and shareholders to read these documents when they become available and any other relevant documents filed with the SEC because they will contain important information. Investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Affymetrix are available free of charge by contacting Affymetrix, Inc., 3380 Central Expressway, Santa Clara, California 95051, Attention: Investor Relations, phone: (408) 731-5000.

NOTE: Affymetrix, the Affymetrix logo, and GeneChip are registered trademarks owned or used by Affymetrix Inc.